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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                 SCHEDULE 13G
                                (Rule 13d-102)


                   INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                              (Amendment No. __)



    Lehman ABS Corp. Backed Trust Certificates Toys "R" Us Debenture Backed
                                 Series 01-31
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                               (Name of Issuer)

                       Class A-1 Preferred Certificates
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                        (Title of Class of Securities)


                                   21988G619
                                 --------------
                                 (CUSIP NUMBER)

                               December 31, 2005
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            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[_] Rule 13d-1(c)

[_] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 1. Name of Reporting Persons:
    Claymore Securities Defined Portfolios Series 161 and 143

    I.R.S. Identification No. of Above Persons (Entities Only):
    Claymore Securities Defined Portfolios, Series 161 - Tax ID#
    137388277
    Claymore Securities Defined Portfolios, Series 143 - Tax ID#
    137351185
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 2. Check the Appropriate Box if a Member of a Group

    (a)
    (b)
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 3. SEC Use Only

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 4. Citizenship or Place of Organization:

    Claymore Securities Defined Portfolios, Series 143, Wichita, KS; Claymore Securities Defined Portfolios, Series 161, Wheaton, IL.
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              5.  Sole Voting Power:

                     91,411
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 NUMBER OF    6.  Shared Voting Power:
   SHARES
BENEFICIALLY ------------------------------------------------------------------
  OWNED BY    7.  Sole Dispositive Power:
    EACH
 REPORTING           91,411
   PERSON    ------------------------------------------------------------------
    WITH      8.  Shared Dispositive Power:

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 9. Aggregate Amount Beneficially Owned by Each Reporting Person:

          91,411
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10. Check if the Aggregate Amount in Row 9 Excludes Certain Shares:
                                                                            [_]

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11. Percent of Class Represented by Amount in Row 9:

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12. Type of Reporting Person:

          IV
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Item 1(a).  Name of Issuer:

                  Lehman ABS Corp. Backed Trust Certificates Toys "R" Us Debenture Backed Series 01-31

Item 1(b).  Address of Issuer's Principal Executive Offices:

                  LEHMAN ABS CORP
                  3 WORLD FINANCIAL CENTER
                  NEW YORK, NEW YORK 10285

Item 2(a).  Name of Persons Filing:

                  Claymore Securities, Inc. as Sponsor of the Filing Entities

Item 2(b).  Address of Principal Business Office or, if None, Residence:

                  Claymore Securities, Inc.
                  2455 Corporate West Drive
                  Lisle, IL 60532

Item 2(c).  Citizenship:

                  USA

Item 2(d).  Title of Class of Securities:

                  A-1 Preferred Certificates

Item 2(e).  CUSIP Number:

                  21988G619

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

            (a) [_] Broker or dealer registered under Section 15 of the
                    Exchange Act;

            (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act;

            (c) [_] Insurance Company as defined in Section 3(a)(19) of the
                    Exchange Act;

            (d) [X] Investment Company registered under Section 8 of the
                    Investment Company Exchange Act;

            (e) [_] Investment Adviser in accordance with Rule 13d-
                    1(b)(1)(ii)(E);

            (f) [_] Employee Benefit Plan or Endowment Fund in
                    accordance with Rule 13d-1(b)(1)(ii)(F);

            (g) [_] Parent Holding Company or Control Person in
                    accordance with Rule 13d-1(b)(1)(ii)(G);

            (h) [_] Saving Association as defined in Section 3(b) of The
                    Federal Deposit Insurance Act;

            (i) [_] Church Plan that is excluded from the definition of an
                    Investment Company under Section 3(c)(14) of the Investment Company Act;

            (j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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Item 4.     Ownership.

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  (a)   Amount beneficially owned:

                        91,411

                  (b)   Percent of class:

                        6.983%

                  (c)   Number of shares as to which the person has:

                        (i)   Sole power to vote or direct the vote: 91,411
                        (ii)  Shared power to vote or direct the vote:
                        (iii) Sole power to dispose or to direct the
                              disposition: 91,411
                        (iv) Shared power to dispose or to direct the disposition of:

Item 5.     Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_]

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

                  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identifies. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  If a parent company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.     Identification and Classification of Members of the Group.

                  If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach and exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.     Notice of Dissolution of Group.

                  Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.    Certification.

                  (a) The following certification shall be included in the statement if the statement is filed pursuant to ss.240.13d-1(b): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               February 13, 2006
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                                     Date


                             /s/ Nicholas Dalmaso
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                                   Signature

     Nicholas Dalmaso, Senior Managing Director, Claymore Securities, Inc.
                                  Name/Title